                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  Arqule, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04269E107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                September 8, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP NO. 04269E107                                          PAGE 2 OF 11 PAGES
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

          Ampersand 1999 Limited Partnership

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          04-345-9189
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [ ]
          Not Applicable                                               (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

  NUMBER OF SHARES                           2,006,750 (1)
BENEFICIALLY OWNED BY              ---------------------------------------------
   EACH REPORTING                  6    SHARED VOTING POWER
    PERSON WITH
                                             0
                                   ---------------------------------------------
                                   7    SOLE DISPOSITIVE POWER

                                             2,006,750 (1)
                                   ---------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,006,750 shares (1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

          Not applicable                                                   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.2% (1)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP NO. 04269E107                                          PAGE 3 OF 11 PAGES
-------------------                                          ------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

          AMP-99 Management Company Limited Liability Company

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          04-345-9188
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [ ]
          Not Applicable                                               (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

  NUMBER OF SHARES                           2,047,700 (2)
BENEFICIALLY OWNED BY              ---------------------------------------------
   EACH REPORTING                  6    SHARED VOTING POWER
    PERSON WITH
                                             0
                                   ---------------------------------------------
                                   7    SOLE DISPOSITIVE POWER

                                             2,047,700 (2)
                                   ---------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,047,700 shares (2)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

          Not applicable                                                   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.3% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP NO. 04269E107                                          PAGE 4 OF 11 PAGES
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

          Richard A. Charpie

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [ ]
          Not Applicable                                               (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

  NUMBER OF SHARES                           2,839,532 (3)
BENEFICIALLY OWNED BY              ---------------------------------------------
   EACH REPORTING                  6    SHARED VOTING POWER
    PERSON WITH
                                             0
                                   ---------------------------------------------
                                   7    SOLE DISPOSITIVE POWER

                                             0
                                   ---------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

                                             2,839,532 (3)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,839,532 shares (3)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

          Not applicable                                                   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.1% (3)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP NO. 04269E107                                          PAGE 5 OF 11 PAGES
-------------------                                          ------------------


ITEM 1(a). NAME OF ISSUER:

          Arqule, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          19 Presidential Way
          Woburn, MA 01801-5140

ITEM 2(a). NAME OF PERSON FILING:

          Ampersand 1999 Limited Partnership
          AMP-99 Management Company Limited Liability Company
          Richard A. Charpie

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:

          All filing parties:
          c/o Ampersand Ventures
          55 William Street, Suite 240
          Wellesley, MA 02481-4003

ITEM 2(c). CITIZENSHIP:

          Ampersand 1999 Limited Partnership and AMP-99 Management Company Limited Liability Company are organized under the laws of the State of Delaware.

          Richard A. Charpie is a citizen of the United States of America.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

          Common Stock

ITEM 2(e). CUSIP NUMBER:

          04269E107

                                  SCHEDULE 13G

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CUSIP NO. 04269E107                                          PAGE 6 OF 11 PAGES
-------------------                                          ------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4. OWNERSHIP

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Ampersand 1999 Limited Partnership owns 2,006,750 shares. (1)

          AMP-99 Management Company Limited Liability Company may be attributed with the ownership of 2,006,750 shares held by Ampersand 1999 Limited Partnership and 40,950 shares held by Ampersand 1999 Companion Fund Limited Partnership, of which partnerships it is the General Partner. (2) AMP-99 Management Company Limited Liability Company disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

          Richard A. Charpie may be attributed with the ownership of 2,006,750 shares held by Ampersand 1999 Limited Partnership, 40,950 shares held by Ampersand 1999 Companion Fund Limited Partnership, 779,545 shares held by Ampersand 1995 Limited Partnership, and 12,287 shares held by Ampersand 1995 Companion Fund Limited Partnership. (3) Dr. Charpie is the Principal Managing Member of AMP-99 Management Company Limited Liability Company, which is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. Dr. Charpie is the Managing Partner of AMP-95 MCLP LLP, which is the General Partner of AMP-95 Management Company Limited Partnership, which is the General Partner of Ampersand 1995 Limited Partnership and Ampersand 1995 Companion Fund Limited Partnership. Dr. Charpie disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein.

     (b)  Percent of class:

          Ampersand 1999 Limited Partnership - 7.2% (1)
          AMP-99 Management Company Limited Liability Company - 7.3% (2) Richard A. Charpie - 10.1% (3)

The foregoing percentages are calculated based on 28,014,189 shares of Common Stock outstanding as of September 8, 2003, with 23,442,836 shares of Common Stock outstanding as of June 30, 2003 as reported in the issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2003 and 4,571,353 shares of Common

                                  SCHEDULE 13G

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CUSIP NO. 04269E107                                          PAGE 7 OF 11 PAGES
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Stock issued on September 8, 2003 in connection with the issuer's acquisition of
Cyclis Pharmaceuticals, Inc.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or direct the vote:

               Ampersand 1999 Limited Partnership has sole voting power over 2,006,750 shares. (1)

               AMP-99 Management Company Limited Liability Company has sole voting power over 2,006,750 shares held by Ampersand 1999 Limited Partnership and 40,950 shares held by Ampersand 1999 Companion Fund Limited Partnership. (2)

               Richard A. Charpie has sole voting power over 2,006,750 shares held by Ampersand 1999 Limited Partnership, 40,950 shares held by Ampersand 1999 Companion Fund Limited Partnership, 779,545 held by Ampersand 1995 Limited Partnership and 12,287 shares held by Ampersand 1995 Companion Fund Limited Partnership. (3)

          (ii) Shared power to vote or direct the vote:

               0 shares

         (iii) Sole power to dispose or to direct the disposition of:

               Ampersand 1999 Limited Partnership has sole dispositive power over 2,006,750 shares. (1)

               AMP-99 Management Company Limited Liability Company has sole dispositive power over 2,006,750 shares held by Ampersand 1999 Limited Partnership and 40,950 shares held by Ampersand 1999 Companion Fund Limited Partnership. (2)

          (iv) Shared power to dispose or to direct the disposition of:

               Richard A. Charpie shares dispositive power over 2,006,750 shares held by Ampersand 1999 Limited Partnership and 40,950 shares held by Ampersand 1999 Companion Fund Limited Partnership with four other individuals, in each case in their respective capacities as Managing Members of AMP-99 Management Company Limited Liability Company. (3) Richard A. Charpie shares dispositive power over 779,545 shares held by Ampersand 1995 Limited Partnership and 12,287 shares held by Ampersand 1995 Companion Fund Limited Partnership with four other individuals, in each case in their respective capacities as Partners of AMP-95 MCLP LLP. (3)

                                  SCHEDULE 13G

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CUSIP NO. 04269E107                                          PAGE 8 OF 11 PAGES
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----------------

Explanatory Notes

(1) Includes 201,077 shares of Common Stock that have been deposited into an escrow account until approximately September 8, 2004, subject to the exercise of indemnification rights by the issuer.

(2) Includes 201,077 shares of Common Stock that have been deposited into an escrow account by Ampersand 1999 Limited Partnership until approximately September 8, 2004, and 4,104 shares of Common Stock that have been deposited into an escrow account by Ampersand 1999 Companion Fund Limited Partnership until approximately September 8, 2004, both subject to the exercise of indemnification rights by the issuer.

(3) Includes the following shares that have been deposited into an escrow account until approximately September 8, 2004, all subject to the exercise of indemnification rights by the issuer:

     o 201,077 shares of Common Stock deposited by Ampersand 1999 Limited Partnership

     o 4,104 shares of Common Stock deposited by Ampersand 1999 Companion Fund Limited Partnership

     o 78,118 shares of Common Stock deposited by Ampersand 1995 Limited Partnership

     o 1,231 shares of Common Stock deposited by Ampersand 1995 Companion Fund Limited Partnership

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          See the response to Item 4 as to the beneficial ownership.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

                                  SCHEDULE 13G

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CUSIP NO. 04269E107                                          PAGE 9 OF 11 PAGES
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          Not applicable

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

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CUSIP NO. 04269E107                                          PAGE 10 OF 11 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2003                 AMPERSAND 1999 LIMITED
                                          PARTNERSHIP


                                          By: AMP-99 Management Company Limited
                                          Liability Company, its General Partner


                                          By: /s/ Richard A. Charpie
                                              ----------------------------------
                                              Richard A. Charpie, its Principal
                                              Managing Member


Dated: September 18, 2003                 AMPERSAND 1999 COMPANION FUND
                                          LIMITED PARTNERSHIP


                                          By: AMP-99 Management Company Limited
                                          Liability Company, its General Partner


                                          By: /s/ Richard A. Charpie
                                              ----------------------------------
                                              Richard A. Charpie, its Principal
                                              Managing Member


Dated: September 18, 2003                 RICHARD A. CHARPIE

                                              /s/ Richard A. Charpie
                                              ----------------------------------
                                              Richard A. Charpie

                                  SCHEDULE 13G

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CUSIP NO. 04269E107                                          PAGE 11 OF 11 PAGES
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                                    EXHIBIT 1

                            JOINT FILING AGREEMENT OF
                       AMPERSAND 1999 LIMITED PARTNERSHIP,
            AMP-99 MANAGEMENT COMPANY LIMITED LIABILITY COMPANY, AND
                               RICHARD A. CHARPIE

     The undersigned persons agree and consent pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as of the date set forth below, to the joint filing on their behalf of the Schedule 13G to which this
Exhibit is attached, in connection with their beneficial ownership of the common stock of Arqule, Inc. at September 8, 2003 and agree that such statement is filed on behalf of each of them.


Dated: September 18, 2003                 AMPERSAND 1999 LIMITED
                                          PARTNERSHIP


                                          By: AMP-99 Management Company Limited
                                          Liability Company, its General Partner


                                          By: /s/ Richard A. Charpie
                                              ----------------------------------
                                              Richard A. Charpie, its Principal
                                              Managing Member


Dated: September 18, 2003                 AMPERSAND 1999 COMPANION FUND
                                          LIMITED PARTNERSHIP


                                          By: AMP-99 Management Company Limited
                                          Liability Company, its General Partner


                                          By: /s/ Richard A. Charpie
                                              ----------------------------------
                                              Richard A. Charpie, its Principal
                                              Managing Member


Dated: September 18, 2003                 RICHARD A. CHARPIE

                                              /s/ Richard A. Charpie
                                              ----------------------------------
                                              Richard A. Charpie